                                                       Filed By Macromedia, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                               And deemed filed pursuant to Rule 14a-6 under the
                                                 Securities Exchange Act of 1934

                                            Subject Company: Allaire Corporation
                                       Registration Statement File No. 333-54930


Macromedia, Inc. has prepared two slide presentations related to its acquisition of Allaire Corporation, descriptions of which are attached as Exhibits A and B:

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of both Macromedia and Allaire are advised to read the prospectus/proxy statement, which was filed with the SEC as Registration Statement File No. 333-54930, regarding the business combination transaction referenced in the following information because it contains important information. Allaire mailed the prospectus/proxy statement about the merger to its stockholders on or about February 16, 2001. Investors and security holders may obtain a free copy of the prospectus/proxy statement as well as the annual report, quarterly reports, current reports and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The prospectus/proxy statement and such other documents may also be obtained, without charge, by directing a request to either Macromedia, Inc., 600 Townsend Street, San Francisco, California 94103, Attention: Investor Relations, or to Allaire Corporation, 275 Grove Street, Newton, Massachusetts 02466, Attention: Investor Relations.

Macromedia and its officers and directors may be deemed to be participants in the solicitation of proxies from Allaire's stockholders with respect to the matters described in the prospectus/proxy statement. Information regarding such officers and directors is included in Macromedia's proxy statement for its 2000 annual meeting of stockholders filed with the Securities and Exchange Commission on June 30, 2000. This document is available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Macromedia.

Allaire and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Allaire with respect to the matters described in the prospectus/proxy statement. Information regarding such officers and directors is included in the prospectus/proxy statement and Allaire's proxy statement for its 2000 annual meeting of stockholders filed with the Securities and Exchange Commission on April 14, 2000. This document is available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Allaire.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, matters discussed in the following materials may be considered forward looking statements that involve risks and uncertainties, including those related to the risk of integrating newly acquired technologies and products and unanticipated costs of such integration, failure of the transaction to close due to the failure to obtain regulatory or other approvals, failure of the Allaire stockholders to approve the merger, quarterly fluctuations of operating results, customer acceptance of new products and services and new versions of existing products, impact of competition, the risk of delay in product development and release dates, risks of product returns, the economic conditions in the domestic and significant international markets, investments in new business opportunities and the other risks detailed from time to time in Macromedia's SEC reports, including without limitation the prospectus/proxy statement related to its business combination transaction with Allaire Corporation, its quarterly reports on Form 10-Q and its annual report on Form 10-K for the year ended March 31, 2000 as they may be updated or amended with future filings. The actual results Macromedia achieves may differ materially from any forward looking statements due to such risks and uncertainties.

                                    EXHIBIT A



Slide 1:

[Across the top of the page are 5 page views from websites designed using Macromedia software]

[Macromedia logo in bottom right corner]

"what the web can be." immediately below Macromedia's logo.



Slide 2:

[Allaire logo; Macromedia logo]

[Macromedia logo in bottom right corner]

"what the web can be." immediately below Macromedia's logo.



Slide 3:

The Mission

We will enable Web professionals to efficiently develop Web content and applications delivered on multiple devices.

[Macromedia logo in bottom right corner]



Slide 4:

Macromedia Today

Authoring, Server and Player Software

- Leadership: Dreamweaver and Flash (Over 70% Marketshare); Flash Player (96% Penetration)

- Customers: 1.6+ Million Developers; Global Brands

- Partners: Player Distribution (Apple, Microsoft, AOL, Netscape); Technology (IBM, Broadvision, Nokia, WebGain, Microsoft)

[Macromedia logo in bottom right corner]



Slide 5:

Leading Market Share

[Graph entitled "Professional HTML Authoring Market" showing percentage growth from December 1997 to December 2000 of Net Objects Fusion, Adobe GoLive and Macromedia Dreamweaver.]

Source: PC Data, dollars, December 2000

[Macromedia logo in bottom right corner]



Slide 6:

Web Penetration Percent of Browsers

311 million users have the Macromedia Flash Player

181 million users have the Macromedia Shockwave Player

[Bar graph showing percentage share of Flash Player (96%), Java (84%), Windows Media Player (62%), PDF (62%), Shockwave Player (56%), Real Player (51%) and SVG (amount so small, no % indicated).]

Source: NPD Online Research, IDC December 2000

[Macromedia logo in bottom right corner]



Slide 7:

Allaire Today

Software for Rapid Application Development

- Leadership: ColdFusion (Most Productive Application Development); JRun (Volume Leader, 20,000 J2EE Servers)

- Customers: 700,000 Developers; 10,000 Corporations

- Partners: Allaire Alliance (2,200 Partners); JRun OEMs (Cisco, GTE, Nokia, Phone.com, Siebel, Intel, Lucent)

[Macromedia logo in bottom right corner]



Slide 8:

The Synergies: A Perfect Fit


-------------------------------------------------------------------------------------------------
[Macromedia logo]                                                 [Allaire logo]
-------------------------------------------------------------------------------------------------
Designers                         Over 2 Million Web              Developers & Programmers
[Arrow pointing toward center]    Professionals                   [Arrow pointing toward center]
-------------------------------------------------------------------------------------------------
Authoring Software                Comprehensive Fully             Server Software
[Arrow pointing toward center]    Integrated Product Family       [Arrow pointing toward center]
-------------------------------------------------------------------------------------------------
Rich Content                      Best User Experience            Application Logic
[Arrow pointing toward                                            [Arrow pointing toward center]
-------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------------
center]
-------------------------------------------------------------------------------------------------
International Distribution        Cross-and Up-selling            Direct Sales Force & VAR
[Arrow pointing toward center]    Opportunities                   Channel
                                                                  [Arrow pointing toward center]
-------------------------------------------------------------------------------------------------
Strong Earnings                   Return to Investors             Revenue Growth
[Arrow pointing toward center]                                    [Arrow pointing toward center]
-------------------------------------------------------------------------------------------------

[Macromedia logo in bottom right corner]



Slide 9:

The Target: The Mass Enterprise

[Large pyramid showing, from top to bottom, the breakdown of product groups from low to high end and each group's corresponding market characteristics]



Enterprise               BEA, IBM                          CEO, CIO, VP
                                                           Fortune 500
                                                           $100K - $10M

Mass Enterprise          Dreamweaver, Flash, ColdFusion,   Web Professional
                         JRun, HomeSite                    Global 2000
                                                           $300 - $5,000

Consumer                 Quicken.com, Microsoft            Individual
                         FrontPage, Yahoo GeoCities        Home Use
                                                           Free - $99

[Macromedia logo in bottom right corner]



Slide 10:

Enable a New Web Development Model

Enhance Sun Java and Microsoft.NET Platforms

[A flowchart using arrows to show connections between HTML, FLASH, Application Services, Sun, BEA, IBM, JRun and .NET services. Pictures of the following products arranged after the flowchart: video game equipment, cellular phone, handheld computer, desktop computer and television with DVD player. ]

- HTML and Flash clients across devices

- Authoring tools for multiple devices

- Application Services on top of J2EE Standard

- Team Product Management

[Macromedia logo in bottom right corner]



Slide 11:

3 Product Platforms

-------------------------------------------------------------------------------------------------
HTML                              Rich Media                      Servers
-------------------------------------------------------------------------------------------------
Dreamweaver                       Flash                           Generator
   Fireworks                         FreeHand                        Project Whirlwind
UltraDev                             Flash Player
                                  Director                        ColdFusion
HomeSite                             Shockwave Player             JRUN
ColdFusion                                                        Spectra
& JRUN Studios
Kawa
-------------------------------------------------------------------------------------------------

 [Macromedia logo in bottom right corner]



Slide 12:

The Customers: Web Professionals

Programmers, Server Side Developers, Application Builders, Client Side Developers, Production Artists, Rich Media Designers, Designers

[Two large overlapping ovals, a lighter colored one on the left labeled "Allaire" and a darker colored one on the right labeled "Macromedia" surrounded by a rectangular box dissected by 6 vertical lines.]

[Macromedia logo in bottom right corner]



Slide 13:

The Opportunity: 7 Million Users by 2003

[Line graph showing growth in one million user increments, from 1999 to 2003, of HTML Developers and Java Programmers]

Source: IDC

[Macromedia logo in bottom right corner]



Slide 14:

The Opportunity: $6 Billion by 2004

[Bar graph showing growth in $B, from 1999 to 2004, of Internet Application Developer Tools, Authoring Tools and Application Servers.]

Source: IDC, Macromedia

[Macromedia logo in bottom right corner]



Slide 15:

Financial Overview

[Macromedia logo in bottom right corner]



Slide 16:

Macromedia Financials

[2 bar charts, one showing revenue, in millions, for FY99 to FY01, the other showing EPS for FY99 to FY01.]

[Macromedia logo in bottom right corner]



Slide 17:

Allaire Financials

[2 bar charts, one showing Installed Servers, in 2,000 unit increments, for FY99 to FY00 revenue, the other showing Revenue, in millions, for FY99 to FY00.]

[Macromedia logo in bottom right corner]



Slide 18:

The Combined Company

[2 bar charts, one showing revenue, in millions, for FY00 to FY02, the other showing EPS for FY00 to FY02.]

[Macromedia logo in bottom right corner]



Slide 19:

Long Term Business Model


                                            Dec 00                           Target
Gross Margins                                  91%                             92%
S & M                                          37%                             36%
R & D                                          24%                             22%
G & A                                           9%                              9%


                                            Dec 00                           Target
Operating Margin                               21%                             25%

[Macromedia logo in bottom right corner]



Slide 20:

Vision

We will enable Web professionals to efficiently develop Web content and applications delivered on multiple devices.

[Allaire logo; Macromedia logo]

"what the web can be." immediately below Macromedia logo.

[Macromedia logo in bottom right corner]



Slide 21:

Download Traffic

93 Million Macromedia Flash and Shockwave Downloads in October 2000

[Bar chart showing growth of downloads from October 1997 to October 2000.]

Source: Macromedia

[Macromedia logo in bottom right corner]



Slide 22:

Macromedia Flash Standard

Already everywhere on the PC


-------------------------------------------------------------------------------------------------
[America Online   [Apple logo]    [Intel logo]    [Microsoft      [Netscape       [Linux logo]
logo]                                             logo]           logo]
-------------------------------------------------------------------------------------------------
The next frontier it alternative devices.

-------------------------------------------------------------------------------------------------
[webtv logo]      [RealNetworks    [QuickTime      [@Home logo]    [Java logo]    [Symbian logo]
                  logo]            logo]
-------------------------------------------------------------------------------------------------
------------------------------------------------------------------
[SEGA logo]       [Liberate logo]  [Palm           [Microsoft
                                   Computing       Window CE
                                   logo]           logo]
------------------------------------------------------------------

[Macromedia logo in bottom right corner]



Slide 23:

Macromedia Flash Advertising Alliance


-------------------------------------------------------------------------------------------------
                   Agencies                             Publishers & Interactive Services

Fallon Worldwide                                  AOL
Freestyle Interactive                             CNET
Goody, Silverstein & Partners                     MSN
Lot 21                                            NBCi
Tbwas\Chiat\Day NY                                Shockwave.com
Trial DDB                                         ZD Net
-------------------------------------------------------------------------------------------------
              AD Serving Networks                               Technology Vendors

24/7 Media                                        BlueStreak
Double Click                                      Excite@Home.s.Enliven
Engage
L90                                               Radical Mall
TargetNet                                         Solbright
                                                  UnIcast
                                                  NetRatings
-------------------------------------------------------------------------------------------------
                  Advertisers

MGM
New Line Cinema
-------------------------------------------------------------------------------------------------

[Macromedia logo in bottom right corner]



Slide 24:

Macromedia Flash Advertising Alliance


-------------------------------------------------------------------------------------------------
[Lot 21 logo]         [MGM logo]         [24/7 logo]        [CNET.com logo]    [Bluestreak logo]
-------------------------------------------------------------------------------------------------
[Fallon Worldwide     [New Line Cinema                      [NBCi logo]        [Unicast logo]
logo]                 logo]
-------------------------------------------------------------------------------------------------
[Tribal DDB                              [L90 logo]         [ZDNet logo]       [eNLIVEN logo]
Worldwide logo]
-------------------------------------------------------------------------------------------------
[Goodby,                                 [TargetNet logo]                      [Solbright logo]
Silverstein &
Partners logo]
-------------------------------------------------------------------------------------------------
[Tbwa/chiat/day                          [DoubleClick       [America Online    [Radical
logo]                                    logo]              logo]              mall.com logo]
-------------------------------------------------------------------------------------------------
[Freestyle                               [Engage logo]      [MSN logo]         [ePod.com logo]
Interactive logo]
-------------------------------------------------------------------------------------------------

[Macromedia logo in bottom right corner]



Slide 25:

Download Traffic

240 Million Macromedia Flash and Shockwave Downloads in December quarter

[Bar chart showing growth of downloads from October 1997 to October 2000.]

Source: Macromedia

[Macromedia logo in bottom right corner]



Slide 26:

Enable a New Web Development Model

Enhance Sun Java and Microsoft.NET

HTML and Flash clients across devices

Authoring tools for multiple devices

Team production management

Application Services on top of J2EE Standard

[Pictures of the following products arranged in an arch: video game equipment, cellular phone, handheld computer, desktop computer and television with DVD player. Below the arch, a flowchart using arrows to show connections between HTML, FLASH, Application Services, BEA, IBM, JRun and .NET services.]

[Macromedia logo in bottom right corner]



Slide 27:

Deal Overview

Value:

- Transaction value: $360 Million

- Fully diluted at MACR closing price of $44 on 1/16/01

- 49% premium at announce

- 1.7 times ALLR revenue CY01 (excluding cash)

Terms:

- 0.2 shares MACR + $3 cash for each share of ALLR

- Purchase accounting

- Close expected calendar Q2

[Macromedia logo in bottom right corner]

Slide 28:

Management

[Macromedia logo]                                 [Allaire logo]

Rob Burgess                                       David Orfao

Betsey Nelson                                     David Gerth

Kevin Lynch                                       Jeremy Allaire

Brian Allum                                       Tim Yeaton

David Mendels                                     Patrick Morely

Norm Meyrowitz

[Macromedia logo in bottom right corner]



Slide 29:

Competition

[Chart showing Macromedia and Allaire's competitors (IBM, Microsoft, Sun, Adobe, BEA/WebGain, Vignette, ATG) across different categories (Programmers, Server-Side Developers, Client-Side Developers, Designers, Prosumers, Players, Tools, Servers, Production Management.]

[Macromedia logo in bottom right corner]



Slide 30:

The Trends

-------------------------------------------------------------------------------------------------
                     Today                                           Tomorrow
-------------------------------------------------------------------------------------------------
            Designers and Developers                        Teams of Web Professionals
-------------------------------------------------------------------------------------------------
         HTML and Flash Clients on PCs              HTML and Flash Clients on Multiple Devices
-------------------------------------------------------------------------------------------------
              Application Servers                  Application Servers and Application Services
-------------------------------------------------------------------------------------------------
          Focus on Building a Website               Focus on Building a Great User Experience
-------------------------------------------------------------------------------------------------

[Macromedia logo in bottom right corner]



Slide 31:

Strategic Rationale for Acquisition

    -   Creates the leader in Web development software

    - Builds the dominant position with Web professionals in the Mass Enterprise Market

    -   Powerful business synergies

               A contiguous set of customer bases

               Channel synergy

    -   Strong sustainable growth and earnings

    -   Cultural fit and a shared vision

    -   Industry leading technical and management teams

[Macromedia logo in bottom right corner]



Slide 32:

Dreamweaver Platform

    -   Leading professional Web authoring

    -   Extensible platform

    -   Enterprise standard

               Dreamweaver

               Dreamweaver UltraDev

               Fireworks

[Macromedia logo in bottom right corner]



Slide 33:

Flash Platform

    -   Leading Web vector standard

    -   Open Flash format (.swf)

    -   Delivers best user experience

               Flash

               Freehand

               Generator Developer Edition

[Macromedia logo in bottom right corner]

                                          EXHIBIT B

Slide 1:

[Macromedia logo centered]

"what the web can be." immediately below Macromedia's logo.

[Across bottom of the page are 6 page views from websites designed using Macromedia software.]



Slide 2:

Macromedia and Allaire to Merge.

[Allaire logo; Macromedia logo]

"what the web can be." immediately below Macromedia's logo.

[Macromedia logo in bottom right corner]



Slide 3:

The Dream

We will enable web professionals to efficiently develop web content and applications delivered on multiple devices

[Macromedia logo in bottom right corner]



Slide 4:

Macromedia Today

- Leadership: Dreamweaver and Flash (Over 70% Marketshare); Flash Player (96% Penetration)

- Customers: 1.6+ Million Developers; Global Brands

- Products: Authoring, Server and Player Software

- Partners: Player Distribution (Apple, Microsoft, AOL, Netscape); Technology (IBM, Broadvision, Nokia, WebGain, Microsoft)

[Macromedia logo in bottom right corner]



Slide 5:

Allaire Today

- Leadership: ColdFusion (Most Productive Application Development); JRun (Volume Leader, 20,000 J2EE Servers)

- Customers: 700,000 Developers; 10,000 Corporations

- Products: Software for Rapid Application Development

- Partners: Allaire Alliance (2,200 Partners); JRun OEMs (Cisco, GTE, Nokia)

[Macromedia logo in bottom right corner]



Slide 6:

The Synergies: A Perfect Fit

-------------------------------------------------------------------------------------------------
Designers                         Over 2 Million Web              Developers & Programmers
[Arrow pointing toward center]    Professionals                   [Arrow pointing toward center]
-------------------------------------------------------------------------------------------------
Authoring Software                Comprehensive Fully             Server Software
[Arrow pointing toward center]    Integrated Product Family       [Arrow pointing toward center]
-------------------------------------------------------------------------------------------------
Rich Content                      Best User Experience            Application Logic
[Arrow pointing toward center]                                    [Arrow pointing toward center]
-------------------------------------------------------------------------------------------------
Direct Sales Force                Cross-and Up-selling            International Distribution &
[Arrow pointing toward center]    Opportunities                   VAR Channel
                                                                  [Arrow pointing toward center]
-------------------------------------------------------------------------------------------------
Strong Earnings                   Return to Investors             Revenue Growth
[Arrow pointing toward center]                                    [Arrow pointing toward center]
-------------------------------------------------------------------------------------------------

[Macromedia logo in bottom right corner]



Slide 7:

Enable a New Web Development Model

Enhance Sun Java and Microsoft.NET

HTML and Flash clients across devices

Authoring tools for multiple devices

Team production management

Application Services on top of J2EE Standard

[Pictures of the following products arranged in an arch: video game equipment, cellular phone, handheld computer, desktop computer and television with DVD player. Below the arch, a flowchart using arrows to show connections between HTML, FLASH, Application Services, BEA, IBM, JRun and .NET services.]

[Macromedia logo in bottom right corner]

Slide 8:

3 Product Platforms


---------------------------------------------------------
HTML
---------------------------------------------------------
Dreamweaver       UltraDev     ColdFusion    Kawa
Fireworks         HomeSite     & JRUN
                               Studios

---------------------------------------------------------
Rich Media
---------------------------------------------------------
Flash                Flash Player      Shockwave Player
FreeHand             Director


---------------------------------------------------------
Servers
---------------------------------------------------------
ColdFusion      Project Whirlwind      Generator
JRUN
                Spectra

---------------------------------------------------------

[Macromedia logo in bottom right corner]



Slide 9:

The Customers: The Web Professionals

Programmers, Server Side Developers, Application Builders, Client Side Developers, Production Artists, Rich Media Designers, Designers

[Plain text stating "Allaire Developers" to the left of one large oval containing the text "Macromedia Designers"; entire page dissected by 8 vertical lines.]

[Macromedia logo in bottom right corner]



Slide 10:

The Opportunity: 14.2 Million Web Professionals by 2003

[Line graph showing growth in 2,000,000 person increments, from 1999 to 2003, of HTML Developers and Java Programmers]

[Macromedia logo in bottom right corner]



Slide 11:

The Opportunity: $17B by 2004

[Bar graph showing growth in $B, from 1999 to 2004, of Application Servers, Internet Application Developer Tools and Authoring Tools.

[Macromedia logo in bottom right corner]



Slide 12:

The Target: The Mass Enterprise

[Large pyramid showing, from top to bottom, the breakdown of product groups from low to high end and each group's corresponding market characteristics]


Enterprise                          BEA, IBM                          CEO, CIO, VP
                                                                      Fortune 500
                                                                      $100K - $10M

Mass Enterprise                     Dreamweaver, Flash, ColdFusion,   Web Professional
                                    JRun, HomeSite                    Global 2000
                                                                      $300 - $5,000

Consumer                            Quicken.com, Microsoft            Individual
                                    FrontPage, Yahoo GeoCities        Home Use
                                                                      Free - $99

[Macromedia logo in bottom right corner]



Slide 13:

Financial Overview



Slide 14:

Financial Credibility: MACR Software Business

[2 bar charts, one showing revenue, in millions, for FY99 to FY01, the other showing EPS for FY99 to FY01.]

[Macromedia logo in bottom right corner]



Slide 15:

Financial Credibility: Allaire Business

[2 bar charts, one showing Installed Servers, in 2,000 unit increments, for FY99 to FY00, the other showing Revenue, in millions, for FY99 to FY00.]

[Macromedia logo in bottom right corner]

Slide 16:

The New Company

[2 bar charts, one showing Revenue, in millions, for FY00 to FY02, the other showing EPS for FY00 to FY02.]

[Macromedia logo in bottom right corner]



Slide 17:

Vision

We will enable web professionals to efficiently develop web content and applications delivered on multiple devices

[Allaire logo; Macromedia logo]

"what the web can be." immediately below Macromedia logo.

[Macromedia logo in bottom right corner]